SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Conmed Healthcare Management, Inc.

(Name of Issuer)

Common Stock, $.0001 par value per share

(Title of Class of Securities)

20741M03

(CUSIP Number)

James H. Desnick, M.D.

Chairman of the Board

Medical Equity Dynamics, LLC

370 Ravine Drive

Highland Park, IL 60035

Telephone no. (847) 433-8300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 16, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐ .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 20741M03

1	Name of reporting person James H. Desnick, M.D.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) PF, OO
5	Check if disclosure of legal proceeding is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of Reorganization USA
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 1,209,870
	9	Sole dispositive power 0
	10	Shared dispositive power 1,209,870
11	Aggregate amount beneficially owned by each reporting person 1,209,870
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 9.1%
14	Type of reporting person (see instructions) IN

CUSIP No. 20741M03

1	Name of reporting person India Investment Company
2	Check the appropriate box if member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceeding is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of Reorganization USA
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 1,209,870
	9	Sole dispositive power 0
	10	Shared dispositive power 1,209,870
11	Aggregate amount beneficially owned by each reporting person 1,209,870
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 9.1%
14	Type of reporting person (see instructions) HC, CO

CUSIP NO. 20741M03

1	Name of reporting person Ayelet Investments LLC
2	Check the appropriate box if member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceeding is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of Reorganization USA
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 1,209,870
	9	Sole dispositive power 0
	10	Shared dispositive power 1,209,870
11	Aggregate amount beneficially owned by each reporting person 1,209,870
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 9.1%
14	Type of reporting person (see instructions) OO

This Amendment No. 7 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on October 24, 2008 (as amended and supplemented, the “Statement”), relating to the common stock, $.0001 par value per share (“Common Stock”), of the Company to (i) report the termination of the Agreement and Plan of Merger, dated July 11, 2011 (the “Merger Agreement”), among Conmed Healthcare Management, Inc., a Delaware corporation (the “Company”), Ayelet Investments LLC, a Delaware limited liability company (“Parent”), and Ayelet Merger Subsidiary, Inc., a Delaware corporation (“Merger Sub”), and (ii) provide updated information with respect to the holdings of James H. Desnick, M.D. (“Desnick”), India Investment Company, a Delaware corporation (“Holdco”), and Parent (together with Desnick and Holdco, the “Reporting Persons”).

Item 2.	Identity and Background.

Item 2 of the Statement is amended and supplemented as follows:

This Statement is being filed on behalf of the Reporting Persons pursuant to Section 13 of the Exchange Act.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Statement is amended and supplemented as follows:

The information provided in Item 4 below is incorporated by referenced into this Item 3.

Item 4.	Purpose of Transaction.

Item 4 of the Statement is amended and supplemented as follows:

On November 16, 2011, the Company terminated the Merger Agreement, and upon such termination, the Transaction Documents (as defined below) automatically terminated (subject to the payment of the termination fee in the case of the Limited Guarantee). In connection with the termination of the Merger Agreement, the Company, Parent, Merger Sub and Desnick entered into an Agreement and Release which acknowledges that the Merger Agreement has been terminated and provides, among other things, (i) for the termination of (A) the Commitment Letter, dated as of July 11, 2011, between Parent and Holdco, (B) the Equity Commitment Letter, dated as of July 11, 2011, between Desnick and Holdco, (C) each of the Commitment Letters, dated as of July 11, 2011, among Holdco and Parent and George Anthony, Edward Heil and Donald Sanders (the “Investor Commitments”), (D) each of the Voting Agreements, dated as of July 11, 2011, between Parent and James H. Desnick, M.D., Edward Heil and John Pappajohn (the “Voting Agreements”) and (E) the Limited Guarantee, dated as of July 11, 2011, by Desnick (collectively, the “Transaction Documents”), (ii) that Parent will pay to the Company an aggregate termination fee of $2,290,650, (iii) that each of the Company, Parent, Merger Sub and Desnick releases the other parties and their respective shareholders, members, directors, managers, officers, employees agents, representatives and other related parties (including financing sources of Desnick) from any claims or actions by the parties with respect to the Merger Agreement, the Transaction Documents, the Merger, the termination of the Merger Agreement and the Transaction Documents and related matters and (iv) for other customary provisions with respect to confidentiality, non-disparagement and publicity.

Item 5.	Interests in the Securities of the Issuer

Item 5 of the Statement is amended and supplemented as follows:

Each of the Reporting Persons’ current beneficial ownership in the Company and the Company’s Common Stock is set forth on the cover pages to this Statement and is incorporated by reference into this Item 5. The ownership percentage appearing on such pages has been calculated based on a total of 13,224,051 shares outstanding as of November 10, 2011 (including Common Stock that may be issued pursuant to warrants owned by Desnick), as set forth in the Company’s Form 10-Q for the quarter ended September 30, 2011.

Desnick beneficially owns 1,209,870 shares of Common Stock of the Company, including warrants to purchase up to 91,570 shares of Common Stock, representing approximately 9.1% of the outstanding shares of Common Stock of the Company.

As a result of the termination of the Merger Agreement, the Voting Agreements and the Investor Commitments, the Reporting Persons no longer will be deemed to be a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 with Edward Heil, John Pappajohn or Levine Leichtman Capital Partners, Inc.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended and supplemented as follows:

The information provided in Item 4 above is incorporated by reference into this Item 6.

Item 7.	Material to Be Filed as Exhibits.

Item 7 of the Statement is hereby amended and supplemented to add the following exhibits:

Exhibit 17 – Agreement and Release, dated November 16, 2011, among the Company, Parent, Merger Subsidiary and Desnick

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 16, 2011	/s/ James H. Desnick, M.D.
James H. Desnick, M.D.

INDIA INVESTMENT COMPANY
AYELET INVESTMENTS LLC

/s/ James H. Desnick, M.D.
James H. Desnick, M.D.